UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

XOMA Corporation

(Name of Issuer)

Common Stock, $0.0075 par value

(Title of Class of Securities)

98419J 206

(CUSIP Number)

JAMES KRATKY

BVF PARTNERS L.P.

44 Montgomery St., 40th Floor

San Francisco, California 94104

(415) 525-8890

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 13, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98419J 206

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,921,912 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,921,912 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,921,912 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Includes 655,959 Shares currently issuable upon the conversion of certain Series Y Convertible Preferred Stock and excludes 2,313,000 Shares underlying certain Series X Convertible Preferred Stock as described below in Item 5.

2

CUSIP No. 98419J 206

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,921,912 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,921,912 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,921,912 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 655,959 Shares currently issuable upon the conversion of certain Series Y Convertible Preferred Stock and excludes 2,313,000 Shares underlying certain Series X Convertible Preferred Stock as described below in Item 5.

3

CUSIP No. 98419J 206

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,700,127 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,700,127 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,700,127 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Includes 596,813 Shares currently issuable upon the conversion of certain Series Y Convertible Preferred Stock and excludes 1,506,000 Shares underlying Series X Convertible Preferred Stock as described below in Item 5.

4

CUSIP No. 98419J 206

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,700,127 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,700,127 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,700,127 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 596,813 Shares currently issuable upon the conversion of certain Series Y Convertible Preferred Stock and excludes 1,506,000 Shares underlying Series X Convertible Preferred Stock as described below in Item 5.

5

CUSIP No. 98419J 206

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE TRADING FUND OS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		159,537 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

159,537 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

159,537 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Excludes 412,000 Shares underlying Series X Convertible Preferred Stock as described below in Item 5.

6

CUSIP No. 98419J 206

1	NAME OF REPORTING PERSON

BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		159,537 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

159,537 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

159,537 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6% (1)
14	TYPE OF REPORTING PERSON

CO

(1) Excludes 412,000 Shares underlying Series X Convertible Preferred Stock as described below in Item 5.

7

CUSIP No. 98419J 206

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,622,039 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,622,039 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,622,039 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.9% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 1,252,772 Shares currently issuable upon the conversion of certain Series Y Convertible Preferred Stock and excludes 3,819,000 Shares underlying Series X Convertible Preferred Stock as described below in Item 5.

8

CUSIP No. 98419J 206

1	NAME OF REPORTING PERSON

BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,013,454 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,013,454 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,013,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.4% (1)
14	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 1,252,772 Shares currently issuable upon the conversion of certain Series Y Convertible Preferred Stock and excludes 5,003,000 Shares underlying Series X Convertible Preferred Stock as described below in Item 5.

9

CUSIP No. 98419J 206

1	NAME OF REPORTING PERSON

BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,013,454 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,013,454 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,013,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.4% (1)
14	TYPE OF REPORTING PERSON

CO

(1) Includes 1,252,772 Shares currently issuable upon the conversion of certain Series Y Convertible Preferred Stock and excludes 5,003,000 Shares underlying Series X Convertible Preferred Stock as described below in Item 5.

10

CUSIP No. 98419J 206

1	NAME OF REPORTING PERSON

MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,013,454 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,013,454 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,013,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.4% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Includes 1,252,772 Shares currently issuable upon the conversion of certain Series Y Convertible Preferred Stock and excludes 5,003,000 Shares underlying Series X Convertible Preferred Stock as described below in Item 5.

11

CUSIP No. 98419J 206

1	NAME OF REPORTING PERSON

MATTHEW D. PERRY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		40,240 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

40,240 (1)
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,240 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Includes 28,441 Shares issuable on the exercise of certain options that are exercisable within sixty days hereof.

12

CUSIP No. 98419J 206

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by BVF, BVF2 and Trading Fund OS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,265,953 Shares owned directly by BVF is approximately $15,075,269, including brokerage commissions. The aggregate purchase price of the 1,103,314 Shares owned directly by BVF2 is approximately $14,041,998, including brokerage commissions. The aggregate purchase price of the 159,537 Shares owned directly by Trading Fund OS is approximately $1,324,498, including brokerage commissions. The aggregate purchase price of the 231,878 Shares held in the Partners Managed Accounts is approximately $1,005,667, including brokerage commissions.

The aggregate purchase price of the 2,313 shares of Series X Convertible Preferred Stock, par value $0.05 per share (the “Series X Preferred Stock”) owned directly by BVF is approximately $9,321,390, including brokerage commissions. The aggregate purchase price of the 1,506 shares of Series X Preferred Stock owned directly by BVF2 is approximately $6,069,180, including brokerage commissions. The aggregate purchase price of the 412 shares of Series X Preferred Stock owned directly by Trading Fund OS is approximately $1,660,360, including brokerage commissions. The aggregate purchase price of the 772 shares of Series X Preferred Stock held in the Partners Managed Accounts is approximately $3,111,160, including brokerage commissions.

The aggregate purchase price of the 655.959 shares of Series Y Convertible Preferred Stock, par value $0.05 per share (the “Series Y Preferred Stock”) owned directly by BVF is approximately $8,527,467, including brokerage commissions. The aggregate purchase price of the 596.813 shares of Series Y Preferred Stock owned directly by BVF2 is approximately $7,758,569, including brokerage commissions.

The Shares beneficially owned by Mr. Perry were awarded by the Issuer in connection with his service as a director.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)                The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 9,761,901 Shares outstanding as of March 5, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2020, (ii) certain or all of the 1,252,772 Shares underlying the Series Y Preferred Stock and (iii) with respect to Mr. Perry, 28,441 Shares issuable on the exercise of certain options.

13

CUSIP No. 98419J 206

As of the date hereof, the Reporting Persons hold 5,003 shares of Series X Preferred Stock, convertible into an aggregate of 5,003,000 Shares. Each share of Series X Preferred Stock is convertible into 1,000 Shares. The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), more than 19.99% of the Shares outstanding immediately after giving effect to such conversion (the “Series X Beneficial Ownership Limitation”). As of the date hereof, the Series X Beneficial Ownership Limitation, limits the aggregate conversion of the Series X Preferred Stock by the Reporting Persons to zero out of the 5,003,000 Shares underlying the Series X Preferred Stock.

As of the date hereof, the Reporting Persons hold 1,252.772 shares of Series Y Preferred Stock, convertible into an aggregate of 1,252,772 Shares. Each share of Series Y Preferred Stock is convertible into 1,000 Shares based on a conversion price of $13.00 per Share. The Series Y Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 50.0% of the Shares outstanding immediately after giving effect to such conversion (the “Series Y Beneficial Ownership Limitation”). As of the date hereof, the Series Y Beneficial Ownership Limitation does not limit the aggregate conversion of the Series Y Preferred Stock by the Reporting Persons.

As of the date hereof, (i) BVF beneficially owned 1,921,912 Shares, including 655,959 Shares issuable upon the conversion of certain Series Y Preferred Stock and excluding 2,313,000 Shares issuable upon the conversion of certain Series X Preferred Stock, representing percentage ownership of approximately 18.5% of the Shares outstanding, (ii) BVF2 beneficially owned 1,700,127 Shares, including 596,813 Shares issuable upon the conversion of certain Series Y Preferred Stock and excluding 1,506,000 Shares issuable upon the conversion of certain Series X Preferred Stock, representing percentage ownership of approximately 16.4% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 159,537 Shares, excluding 412,000 Shares issuable upon the conversion of certain Series X Preferred Stock, representing percentage ownership of approximately 1.6% of the Shares outstanding, and (iv) 231,878 Shares were held in the Partners Managed Accounts, excluding 772,000 Shares issuable upon the conversion of certain Series X Preferred Stock, representing percentage ownership of approximately 2.4% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 1,921,912 Shares beneficially owned by BVF, representing percentage ownership of approximately 18.5% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 1,700,127 Shares beneficially owned by BVF2, representing percentage ownership of approximately 16.4% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 159,537 Shares beneficially owned by Trading Fund OS, representing percentage ownership of approximately 1.6% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 3,622,039 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 32.9% of the Shares outstanding.

14

CUSIP No. 98419J 206

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Accounts and the sole member of Partners OS, may be deemed to beneficially own the 4,013,454 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Accounts, representing percentage ownership of approximately 36.4% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 4,013,454 Shares beneficially owned by Partners, representing percentage ownership of approximately 36.4% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 4,013,454 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 36.4% of the Shares outstanding.

As of the date hereof, Mr. Perry beneficially owned 40,240 Shares, including 28,441 Shares issuable on the exercise of certain options that are exercisable within sixty days hereof, representing percentage ownership of less than 1%.

(b)       Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. BVF shares with BVF GP voting and dispositive power over the Shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the Shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS shares with Partners OS voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 4,005,341 Shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS, Partners OS, BVF GPH and the Partners Managed Accounts.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D. All of such transactions were effected in the open market.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

15

CUSIP No. 98419J 206

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2020

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	/s/ Matthew D. Perry
	Mark N. Lampert	MATTHEW D. PERRY
President

16

CUSIP No. 98419J 206

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Class of Security	Shares Purchased	Price ($)	Date of Purchase

BIOTECHNOLOGY VALUE FUND, L.P.

Common Stock	100,000	18.3409	03/13/2020
Common Stock	10,164	15.7336	03/16/2020
Common Stock	8,113	15.7337	03/17/2020